

October 17, 2011

Via E-mail

Mr. Scott W. Smith
President and Chief Executive Officer
Vanguard Natural Resources, LLC
5847 San Felipe, Suite 3000
Houston, Texas 77057

      Re: Vanguard Natural Resources, LLC
              Amendment No. 2 to Registration Statement on Form S-4
              Filed October 3, 2011
              File No. 333-175944

Dear Mr. Smith:

      We have reviewed your amendment and your letter dated September 30, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-4

The Merger, page 47

Unaudited Financial Projections of Vanguard and Encore, page 65

1.   We note your response to comment four in our letter dated September 28, 2011, and your revised disclosure at page 66 where you state that the companies' management made assumptions about "the amount and timing of distributions by Vanguard and Encore, based on the then-current Vanguard distribution of $0.57 per unit per quarter and the

existing Encore distribution policy[.]" Please disclose the projected distributions per unit for each company.

Opinion of the Vanguard Conflicts Committee's Financial Advisor, page 67

2.   We reissue comment five in our letter dated September 28, 2011, wherein we asked you to disclose all material assumptions and other information used as inputs in RBC's analyses. In particular, we note that you have not disclosed the following assumptions made by RBC in its Net Asset Value analysis: "drilling plans determined after the December 31, 2010 SEC reserve report," "(ii) present value […] of existing hedges," "(iii) changes in working capital," and "(iv) the book value or estimated value of other assets (including pipeline assets)." While we note your added language that "Vanguard's reserve value was adjusted for the hedge value, working capital and pipeline value and then reduced by $517.2 million in net debt," you have not disclosed the adjustments RBC made to each company's respective reserves value "for the hedge value, working capital and pipeline value[.]"

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3611 with any questions.

                                                Sincerely,

                                                /s/ A.N. Parker

                                                Anne Nguyen Parker
                                                Branch Chief